06011732

Regulatory Announce

Go to market news section

REFERENCE No: 82-34854

Company	C&C Group Plc
TIDM	CCR
Headline	Holding(s) in Company
Released	12:16 14-Mar-06
Number	7672Z

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of listed company C & C Group plc	2. Name of shareholder with a major interest Deutsche Bank AG
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; *in respect of a non-beneficial interest;* or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 Deutsche Bank AG	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached list

5. Number of shares/amount of stock acquired **16,373,433**	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **5.03%**	7. Number of shares/amount of stock disposed N/A	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A

9. Class of security Ordinary shares of E0.01 each	10. Date of transaction N/A	11. Date listed company informed 14/03/2006
12. Total holding following this notification 16,373,433	13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage) 5.03%	

14. Any additional information N/A	15. Name of contact and telephone number for queries Noreen O'Kelly Group Secretary

	+ 353 1 616 1100

16.	Name and signature of duly authorised officer of the listed company responsible for making this notification Noreen O'Kelly Group Secretary

Date of notification 14 March 2006

Deutsche Bank Notification Nominee Name	**No of Shares**
Deutsche Bank AG	11,050,689
Deutsche Asset Management Inc	8,628
Deutsche Asset Management Investmentgesellschaft mbH	131,801
DWS Investment GmbH	5,130,547
DWS (Austria) Investmentgesellschaft mbH	51,768
TOTAL	16,373,433

END

Close